CALIBERT EXPLORATIONS LTD
645 Bayway Blvd Clearwater Beach, Fl 33767  727-482-2600  727-683-9577
______________________________________________________________________________

July 28, 2010

Mr. Karl Hiller
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

	RE:	Calibert Explorations, Ltd.
Date		Form 8-K filed October 30, 2009
Form 8-K filed December 2, 2009
Form 8-K filed March 10, 2010
File No. 000-53346

Dear Mr. Hiller:

In response to my conversation with Craig Arakawa, please be advised as follows:

1.	We will revise Note 3 to read:

Mineral Property Expenditures

The Company is primarily engaged in the acquisition, and exploration of mineral properties. Mineral property acquisition costs are capitalized in accordance with ASC 930-360, "EXTRACTIVE ACTIVITIES - MINING - PROPERTY, PLANT AND EQUIPMENT" when management has determined that probable future benefits consisting of a contribution to future cash inflows have been identified and adequate financial resources are available or are expected to be available as required to meet the terms of property acquisition and budgeted exploration and development expenditures. Mineral property acquisition costs are capitalized as incurred and are subject to periodic impairment testing.   In the event that mineral property acquisition costs are paid with Company shares, those shares are recorded at the estimated fair value at the time the shares are due in accordance with the terms of the property agreements. Mineral property exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized. Estimated future removal and site restoration costs, when determinable are provided over the life of proven reserves on a units-of-production basis. Costs, which include production equipment removal and environmental remediation, are estimated each period by management based on current regulations, actual expenses incurred, and technology and industry standards. Any charge is included in exploration expense or the provision for depletion and depreciation during the period and the actual restoration expenditures are charged to the accumulated provision amounts as incurred.

As of the date of these financial statements, the Company has incurred only property option payments and exploration costs which have been expensed. To date the Company has not established any proven or probable reserves on its mineral properties and therefore, all acquisition costs of mineral properties have been fully impaired.

2.	I confirm that the 500,000 shares of common stock were never issued; the merger was never completed; and, a closing never occurred.

3.	The rescission agreement was filed on Form 8-K/A-1 on April 27, 2010.

4. a.
We did not specify a closing date because we did not know when we would close at the time the agreement was signed.  We knew we needed audited financial statements from Megalink, but we did not know when they would be available.  Therefore we could not set a date.

b.	We did not know we had to disclose the conditions. Again, and I understand this is not a defense to my actions, but I was relying on Ken Hester to guide me in the right direction.

c.
Again, I did not know the disclosure was misleading.  At that time I relied on Ken Hester to guide me in the right direction.  I regret that and I am educating myself with respect to my responsibilities as the principal executive officer of a public company.

d.	I am educating myself and have retained The Law Office of Conrad C. Lysiak, P.S. as our outside counsel to assist with our disclosure controls and procedures.

e.	We would propose, subject to your concurrence the following:

NOTE 1 - NATURE OF OPERATIONS

Calibert Explorations Inc (Company) was incorporated in the State of Nevada on February 21, 2007.  The Company was organized to explore mineral properties in Quebec, Canada.   On November 23, 2009, the Company entered into an agreement to acquire the assets of Megalink Global, Inc.  On February 23, 2010, the Company rescinded the foregoing agreement to acquire the assets of Megalink Global, Inc. when it was determined that audited financial statements could not be acquired for Megalink Global, Inc.

5.
We propose, in our next report, to disclose that our disclosure controls and procedures as well as our internal control over financial reporting is deficient in that we do not have procedures in place to assure the timely accurate reporting of information to the public.  We have taken steps to correct the foregoing by requiring our principal executive officer to become thoroughly educated in his responsibilities as a principal executive officer and we have retained the service of outside legal counsel who specializes in SEC matters.  If you require, we will further amend our Form 10-K to disclose the foregoing.

We acknowledge that : 1) Calibert Explorations, Ltd. is responsible for the adequacy and accuracy of the disclosures in its filings; 2) the Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, 3) Calibert Explorations, Ltd. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Calibert Explorations, Ltd.

By:	DAVID SALTRELLI
David Saltrelli, President

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